Mail Stop 4561

June 26, 2007

VIA U.S. MAIL AND FAX (312) 960-5475

Bernard Freibaum
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
100 N. Wacker Drive
Chicago, Illinois 60606

> **Re:** **General Growth Properties, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 9, 2007**
> **File No. 1-11656**

Dear Mr. Freibaum:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 1. Business

Narrative Description of Business

Retail and Other Segment, page 2

1.   We note you have a segment you refer to as Retail and Other. Please tell us how
        you have complied with paragraph 17 of SFAS 131 in determining that it is
        appropriate to aggregate retail centers, office and industrial buildings and mixed-
        use and other properties.

Item 6. Selected Financial Data

Reconciliation of FFO to Net Income Available to Common Stockholders, page 31

2.   We note you have a line item in your reconciliation called FFO of discontinued
        operations and other, which appears to be a non-GAAP measure. Please tell us
        how your disclosure complies with the requirements of Item 10(e) of Regulation
        S-X, or explain to us why these disclosure requirements are not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Retail and Other Segment, page 36

3.   We note you have characterized various items as non-recurring. It appears that
        these items could be considered to be recurring in nature (i.e gains and losses on
        sales of property, tenant bankruptcies). Explain to us how you determined it
        would be appropriate to describe these items and "non-recurring" or revise your
        discussion in future filings to eliminate that characterization.

Certain Significant Consolidated Revenues and Expenses, page 40

4.   We note that property management and other costs increased primarily due to
        revised allocations between your operating properties and management cost
        centers. Please tell us your rationale for revising these allocations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note you include opinions from Deloitte & Touche LLP and KPMG LLP here
        and in exhibit 99.1 and include consents from Deloitte & Touche LLP and KPMG
        LLP at exhibit 23.1 and exhibit 23.2. It does not appear that the opinions or the
        consents have been signed by Deloitte & Touche LLP and KPMG LLP. In future
        filings, please request that your auditors include evidence that their opinions and
        consents are signed.

Consolidated Statements of Stockholders' Equity, page F-8

6.   We note you have an amount in unearned compensation restricted stock as of
        December 31, 2006. Under the modified prospective application of SFAS 123(R)
        such contra-equity accounts should be eliminated upon adoption. Please tell us
        how you have complied with paragraph 74 of SFAS 123(R).

Note 2. Summary of Significant Accounting Policies

Properties, page F-12

7.   We note you capitalized tenant improvements. Please tell us how you have
        complied with FTB 88-1 in determining that these cash allowances are properly
        capitalized as tenant improvement as compared to lease incentives.

Deferred Expenses, page F-14

8.   Please explain to us how you determined that it would be appropriate to amortize
        deferred leasing costs over the average life of the tenant leases rather than over
        the term of the specific lease to which the cost relates. Additionally, tell us how
        you account for any unamortized deferred leasing costs that may exist should a
        tenant terminate their lease early.

Foreign Currency Translation, page F-19

9.   We note you have investments in international joint ventures. Tell us your policy
        for translating revenues, expenses, gains, and losses of these entities, and tell us
        how you considered the need to disclose this information in your summary of
        significant accounting policies. Reference is made to SFAS 52.

Note 3. Intangibles, page F-20

10.   We note you have recorded a real estate tax stabilization agreement as an intangible asset. Please explain to us how you accounted for this agreement and reference the authoritative literature you considered for the initial and on-going accounting of this agreement.

11.   We note you have listed your intangible assets and liabilities. It appears that these assets and liabilities are classified as a component of prepaid expenses and other assets and accounts payable and accrued expenses, respectively, except for in-place value. Please tell us where you have classified in-place value on the consolidated balance sheets, and reference the authoritative literature you considered. Reference is made to paragraph 42 of SFAS 142.

Note 5. Unconsolidated Real Estate Affiliates, page F-21

12.   We note you previously had a 51% interest in GGP Ivanhoe IV, Inc. and recently acquired the remaining interest. On page F-30, we note you own a 52.5% interest in Woodlands Land Development Company, L.P. During the periods you owned a majority interest in these entities, it appears you accounted for them using the equity method. Please tell us how you applied the guidance in SOP 78-9 and EITF 04-5 in determining it would be appropriate to account for these entities using the equity method.

13.   Explain to us how you account for debt funded to Unconsolidated Real Estate Affiliates in excess of your pro rata share. It is unclear from your disclosure how these additional funding amounts result in a decrease to your investment in the Unconsolidated Real Estate Affiliates. Additionally, explain to us how you account for the difference, if any, that exists between your share pro rata share of the net assets of the Unconsolidated Real Estate Affiliates and your investment balance as a result of these excess funding amounts. Reference is made to paragraph 28 of SOP 78-9.

Note 10. Stock-Based Compensation Plans and Other Stock-Based Activity, page F-37

14.   It does not appear that you have provided all the required disclosures for your TSO plan in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Note 16. Segments, page F-47

15.   It does not appear that you have disclosed your total expenditures for additions to long-lived assets other than financial instruments and deferred tax assets by segment pursuant to paragraph 28 of SFAS 131. Please tell us how you have complied with SFAS 131 or tell us why these disclosures are unnecessary.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Note 5. Income Taxes, page 15

16.   We note you adopted FIN 48 as of January 1, 2007, and you recorded an unrecognized tax benefit related to your adoption. It does not appear that you have disclosed the cumulative effect of the change on retained earnings in your consolidated balance sheets pursuant to paragraph 24 of FIN 48. Please tell us how you have complied with FIN 48, or tell us why you believe it was not necessary to disclose this amount.

17.   We note you had an internal restructuring of certain operating properties that were previously owned by TRS entities. We note this resulted in a $300M income tax benefit. Please explain to us how you accounted for this internal restructuring and explain to us how the restructuring resulted in a $300M tax benefit. In your response, cite any authoritative literature you considered in determining the appropriate accounting treatment.

Exhibit 31.1 and 31.2

18.   We note you replaced the word "report" with "quarterly report" in paragraph 2 of these certifications. Please revise your certifications in future filings to use the phrase "report."

*   *   *   *

Bernard Freibaum
General Growth Properties, Inc.
June 26, 2007
Page 6

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant